For Release Wednesday, November 10, 2004; 4:00 PM EST

CYBERONICS REPORTS Q2 RESULTS

Conference call scheduled for 4:30 PM EST

HOUSTON, Texas, November 10, 2004 — Cyberonics, Inc. (NASDAQ:CYBX) today announced financial results for the second quarter ended October 29, 2004 of its fiscal year ending April 29, 2005. Net sales were $25.4 million, compared to net sales guidance of $25 million and net sales of $29.3 million for the quarter ended October 24, 2003. U.S. net sales for the second quarter were $22.3 million compared to U.S. net sales of $26.9 million for the same quarter last year. International sales for the second quarter were $3.1 million, compared to $2.4 million for the same quarter last year.

Net sales for the six months ended October 29, 2004 were $50.6 million compared to net sales of $56.0 million for the six months ended October 24, 2003. Net sales for the six months ended October 29, 2004 included $44.9 million from the U.S. market and $5.7 million from international markets, compared to net sales of $51.9 million from the U.S. market and $4.1 million from international markets for the same period last year.

Net loss for the quarter ended October 29, 2004 was $2.0 million, or $0.08 per fully diluted share, compared to net earnings of $3.8 million, or $0.15 per fully diluted share for the quarter ended October 24, 2003. Net loss for the quarter was favorable to the Company’s guidance of a net loss of $3.4 million, or $0.14 per fully diluted share. Net loss for the six months ended October 29, 2004 was $4.9 million, or $0.21 per fully diluted share, compared to net income of $6.4 million, or $0.25 per fully diluted share for the six months ended October 24, 2003.

Cash on hand on October 29, 2004 totaled $54.5 million, decreasing by $3.9 million over the $58.4 million in cash on hand as of our fiscal year end, April 30, 2004. Borrowings under the Company’s $20 million line of credit decreased from $10.0 million on April 30, 2004 to $3.0 million on October 29, 2004.

Robert P. (“Skip”) Cummins, Cyberonics’ Chairman of the Board and Chief Executive Officer commented, “Cyberonics’ goals for fiscal 2005 are to maintain our epilepsy business while at the same time obtaining clarity and certainty towards regulatory approval of VNS TherapyTM as a treatment for chronic or recurrent treatment-resistant depression (TRD). We made good progress towards those objectives in the second quarter. We achieved our sales objective this quarter in spite of the considerable distraction caused by the not-approvable letter issued by FDA in August. At the same time, we were able to effectively improve manufacturing efficiencies and reduce operating expenses to beat our bottom line guidance by 43%.

“We also made excellent progress toward obtaining clarity and certainty in our U.S. regulatory process for depression approval,” Mr. Cummins continued. “In September, Cyberonics submitted to the U.S. Food and Drug Administration (FDA) an Amendment to its Expedited Review PMA Supplement (PMA-S) to address the safety and effectiveness concerns expressed in FDA’s August 11, 2004 not-approvable letter, and in an effort to obtain approval to market the VNS Therapy System as an adjunctive long-term treatment of chronic or recurrent depression for patients who are experiencing a major depressive episode that has not had an adequate response to four or more antidepressant treatments, as recommended by the FDA’s specially chosen Advisory Panel on June 15, 2004. We expect to receive FDA’s decision on the approvability of our depression PMA-S including the Amendment by January 31, 2005. During the quarter the Company also received final, unconditional FDA approval of the Treatment IDE, submitted at the suggestion of FDA’s Center for Devices and Radiological Health (CDRH), to make VNS Therapy available to up to 100 patients with life-threatening TRD in a multi-center, open-label, uncontrolled, longitudinal trial.”

“Our guidance for the third quarter is consistent with our guidance for Q2 and assumes no increases in depression spending,” commented Pamela B. Westbrook, Vice President, Finance and Administration and Chief Financial Officer. “We expect sales for the third quarter to be essentially flat versus Q2 at $25 million and that gross margin will be at least 84%. We expect that net loss for the quarter will be $3.3 million, or $0.13 per share. Should we receive a final depression decision from FDA prior to the end of the quarter, we will revise our guidance appropriately to properly scale our organization to support a revised depression plan. With our strong balance sheet, including $54 million in cash, Cyberonics has more than adequate capital to internally fund its growth and development going forward.”

CONFERENCE CALL AND WEBCAST ACCESS INFORMATION

A conference call to discuss FY05 Q2 results will be held at 4:30 PM EST on Wednesday, November 10, 2004. To listen to the conference call live by telephone dial 877-451-8943 (if dialing from within the U.S.) or 706-679-3062 (if dialing from outside the U.S.). The conference ID is 1689675; the leader is Pam Westbrook. A replay of the conference call will be available two hours after the completion of the conference call on Wednesday, November 10, 2004 through Wednesday, November 24, 2004 by dialing 800-642-1687 (if dialing from within the U.S.) or 706-645-9291 (if dialing outside the U.S.). The replay conference ID access code is 1689675.

The conference call will be webcast live, and the webcast is open to the public. To access the webcast, please enter www.cyberonics.com/webcast. Webcast participants will need to complete a brief registration form, and in some cases, download and install the appropriate software needed to participate in the webcast. Please allow extra time before the webcast begins to complete these on-line tasks. A replay of the webcast will be available on the website www.cyberonics.com within two hours after the completion of the webcast and available for one year.

ABOUT VNS THERAPY AND CYBERONICS
Cyberonics, Inc. (NASDAQ:CYBX) was founded in 1987 to design, develop and market medical devices for the long-term treatment of epilepsy and other chronic neurological disorders using a unique therapy, vagus nerve stimulation (VNS). Stimulation is delivered by the VNS Therapy System, an implantable generator similar to a cardiac pacemaker. The VNS Therapy System delivers preprogrammed intermittent mild electrical pulses to the vagus nerve 24 hours a day. The Company’s initial market is epilepsy, which is characterized by recurrent seizures. Epilepsy is the second most prevalent neurological disorder. The Cyberonics VNS Therapy System was approved by the FDA on July 16, 1997 for use as an adjunctive therapy in reducing the frequency of seizures in adults and adolescents over 12 years of age with partial onset seizures that are refractory to antiepileptic medications. The VNS Therapy System is also approved for sale as a treatment for epilepsy in all the member countries of the European Economic Area, Canada, Australia and other markets. To date, more than 27,000 epilepsy patients in 24 countries have accumulated over 79,000 patient years of experience using VNS Therapy. The VNS Therapy System is approved for sale in the European Economic Area and in Canada as a treatment for depression in patients with treatment-resistant or treatment-intolerant major depressive episodes including unipolar depression and bipolar disorder (manic depression). VNS Therapy is at various levels of investigational clinical study as a potential treatment for depression, anxiety disorders, Alzheimer’s disease, and chronic headache/migraine. The Company is headquartered in Houston, Texas and has an office in Brussels, Belgium. For additional information please visit us at www.cyberonics.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Such forward-looking statements include statements concerning guidance for fiscal 2005 relating to anticipated sales, gross profit margin, operating expenses and earnings, and earnings per share, maintaining and obtaining appropriate regulatory approvals, including an approval for use of VNS Therapy for treatment-resistant depression, and developing VNS Therapy as a treatment for depression. Statements contained in this press release are based upon information presently available to us and assumptions that we believe to be reasonable. We are not assuming any duty to update this information should those facts change or should we no longer believe the assumptions to be reasonable. Our actual results may differ materially. Important factors that may cause actual results to differ include, but are not limited to: continued market acceptance of VNS Therapy and sales of our product; the development and satisfactory completion of clinical trials and/or market test and/or regulatory approval of VNS Therapy for the treatment of depression, Alzheimer’s disease, anxiety, or other indications; adverse changes in coverage or reimbursement amounts by third-parties; intellectual property protection and potential infringement claims; maintaining compliance with government regulations and obtaining necessary government approvals for new applications; product liability claims and potential litigation; reliance on single suppliers and manufacturers for certain components; the accuracy of management’s estimates of future expenses and sales; and other risks detailed in from time to time in the Company’s filings with the SEC.

CONTACT INFORMATION:

Pamela B. Westbrook	Helen Shik
Vice President of Finance and CFO	Vice President
Cyberonics, Inc.	Schwartz Communications
100 Cyberonics Blvd.	230 Third Avenue
Houston, TX 77058	Waltham, MA 02154
Main: (281) 228-7200	Main: (781) 684-0770 ext. 6587
Fax: (281) 218-9332	Fax: (781) 684-6500
pbw@cyberonics.com	hshik@schwartz-pr.com

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